Exhibit 1

11 January 2013

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 11 January 2013 it purchased 50,000 of its ordinary shares at a price of 933.3012 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 400,000 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,265,073,610 (excluding shares to be held in treasury).